Mail Stop 4720

January 12, 2010

Jeff Robinson, Esq.
The First American Corporation
1 First American Way
Santa Ana, California 92707

> **Re: First American Financial Corporation**
> **Registration Statement on Form 10**
> **Filed December 14, 2009**
> **File No. 001-34580**

Dear Mr. Robinson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10 filed December 14, 2009

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. We note your statements throughout the information statement that the terms of certain agreements have not yet been determined but will be described in the

document prior to the effective time of the filing. Please note that we will not be in a position to declare the filing effective until we have reviewed such disclosure.

<u>Exhibits, page 3</u>

3. Please file as an exhibit to the registration statement a list of subsidiaries, as required by Item 601(b)(21) of Regulation S-K.

4. Please confirm that you will file as an exhibit to the registration statement a copy of the $23 million promissory note which InfoCo is expected to issue to FinCo which approximates the unfunded portion of the First American pension plan, once finalized.

5. Please file as an exhibit to the registration statement copies of the notes receivable between the company and First American totaling $192.9 million at December 31, 2008.

Exhibit 99(a) Information Statement

<u>General</u>

6. Please provide an analysis supporting your determination that the distribution of First American Financial Corporation shares will be pro-rata even though cash will be paid in lieu of fractional shares, possibly reducing the relative interests held by those shareholders who receive cash in relation to those who do not have fractional shares to be cashed out. See Staff Legal Bulletin No. 4.

7. Please disclose your basis or the source of the information contained in the following statements:
   - "Our principal title insurance underwriter, First American Title Insurance Company, maintained approximately $736.7 million in statutory surplus capital as of September 30, 2009, *the highest amount in the industry*." (Emphasis added) (Page 2);
   - "We have been a leader in the title industry for more than a century." (Page 2);
   - "Over the last decade we have been both an industry and a marketplace leader in global production." (Page 2); and
   - "Over the past 20 years we have led the industry in expanding our product offerings to other nations, in some cases establishing a market in countries where no market had previously existed." (Page 4).

Risk Factors, page 11

"Unfavorable economic or other conditions could cause FinCo to write off a portion of the goodwill and other intangible assets." page 11

> 8. Please revise your disclosure to include the amount of goodwill you will be carrying after the separation transaction, as reflected in the pro-forma financial statements.

"A downgrade by ratings agencies, reductions in statutory surplus maintained by our title insurance underwriters or a deterioration in other measures of financial strength may negatively affect FinCo's results of operations and competitive position." page 12

> 9. Please revise your disclosure to include the current ratings of your title insurance operations issued by each of the major ratings agencies.
>
> 10. Please revise your disclosure to include a discussion comparing the current statutory surplus maintained by your title insurance underwriters to the current level of statutory surplus they are required to maintain.

"Failures at financial institutions at which we deposit funds could adversely affect FinCo." page 12

> 11. Please expand your disclosure to discuss any financial institutions you have funds on deposit with that have been experiencing financial difficulties.

"Changes in government regulation could prohibit or limit FinCo's operations or make it more burdensome to conduct such operations." page 12

> 12. We note your statement on page 12 that "efforts by governmental agencies to cause customers to refrain from using" your products or services is a risk the company faces. Please revise your disclosure to discuss any governmental agency actions you may be anticipating and how you believe such actions may affect your operations.

"Scrutiny of our businesses and the industries in which we operate by governmental entities and others could adversely affect FinCo's operations and financial condition." page 12

> 13. Please revise your disclosure to discuss all inquiries or proceedings by governmental agencies to which the company has been subject since 2007 and all practices that the company has ended or modified in anticipation of or reaction to increased governmental scrutiny. Please also discuss how this has affected your ability to generate revenue, cash flow and/or income.

<u>"After the separation, FinCo will be responsible for First American's pension plan, which is currently underfunded…" page 13</u>

14. Please revise your disclosure to quantify the unfunded pension liability discussed in this risk factor, as of the latest balance sheet date.

<u>"Weakness in the commercial real estate market or an increase in the amount or severity of claims in connection with commercial real estate transactions could adversely affect FinCo's results of operations." page 14</u>

15. Please revise your disclosure to state the actual decrease in premiums generated from commercial real estate transactions since 2006.

<u>"The separation transaction could give risk to liabilities, increased competition or other unfavorable effects that may not have otherwise arisen." page 16</u>

16. Please revise your disclosure to discuss in what areas you anticipate InfoCo will compete with FinCo after the separation transaction. Please be sure to discuss any policies that will be in place after the transaction to regulate this competition, or, if no such regulations will be in place, please provide an appropriate statement to that affect.

<u>"FinCo will be responsible for a portion of First American's contingent and other corporate liabilities, primarily those relating to stockholder litigation." page 16</u>

17. Please provide your analysis which led to your determination not to disclose the information specified in Item 103 of Regulation S-K as to the consolidated securities litigation discussed in this risk factor. Your analysis should address qualitative factors such as reputation and ability to generate revenue or raise cash as well as quantitative factors.

<u>"FinCo will share responsibility for certain of its and InfoCo's income tax liabilities for tax periods prior to and including the distribution date." page 16</u>

18. Please revise your disclosure to quantify the "proposed tax adjustments" which you are reviewing and contesting at this time.

<u>"FinCo may desire to satisfy its cash requirements will the proceeds from the sale of InfoCo shares which may be illiquid or decrease in value." page 18</u>

19. Please revise your disclosure to discuss the potential adverse tax consequences of holding the InfoCo shares for more than five years.

Special Note About Forward-Looking Statements, page 21

>   20. We advise you that because you are not yet a reporting company you are not
>   eligible for the safe-harbor afforded by Section 27A of the Securities Act of 1933
>   and Section 21E of the Securities Exchange Act of 1934. Please eliminate all
>   references to these sections in the filing.

Questions and Answers About the Separation, page 25

>   21. Please define "'regular-way' market" where first used on page 28.

Trading Between the Record Date and Distribution Date, page 37

>   22. Please define "'ex-distribution' market" where first used on page 37.

Opinion of [ ], page 39

>   23. Please note that we will not be in a position to declare the registration statement
>   effective until the form of opinion referenced in this section has been filed as
>   Annex A to the information statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page 44

Unaudited Pro Forma Combined Income Statement, page 48

>   24. Refer to your pro forma adjustment (3). Allocations of corporate costs should not
>   be adjusted to include forward-looking information within the pro forma
>   statement of operations. Please revise accordingly.

>   25. Your disclosure on page F-9 indicates that for an interim period, some of your
>   corporate functions will continue to be provided by First American under the
>   transitions services agreement and that you will enter into a number of
>   commercial agreements with First American in connection with the separation,
>   many of which are expected to have terms longer than one year. You also
>   disclose elsewhere that FinCo and InfoCo will provide each other with various
>   services. Please disclose what these agreements specifically relate to and the fees
>   to be paid by FinCo to First American. Effects of new agreements should be
>   reflected in the pro forma financial statements only if amounts are factually
>   supportable, directly attributable to the transaction, and expected to have a
>   continuing impact on the statement of operations. Please revise accordingly, if
>   applicable, or clarify why these amounts have not been included in your pro
>   forma presentation.

>   26. On page 94, you disclose that each of FinCo and InfoCo will assume 50% of

certain contingent and other corporate liabilities of First American, which include certain legal contingencies and actions. Please revise the pro forma financial statements accordingly or disclose, if true, that these liabilities are included in the historical financial statements of FinCo.

Results of Operations, Years Ended December 31, 2008, 2007 and 2006, page 62

Title Insurance and Services, page 63

27. Please expand your disclosure on page 66 to discuss the "large single fraud loss from a closing protection letter claim involving multiple properties; higher-than-expected claims emergence for business from a large agent, and higher-than-expected claims emergence from a recently-acquired underwriter" in more detail.

28. Please advise us if the "single fraud loss" discussed in this section is part of an ongoing or unresolved process and if litigation is involved. If litigation is involved, please provide the information specified in Item 103 of Regulation S-K or, alternatively, provide your analysis as to why such disclosure is not required. Your analysis should address qualitative factors such as reputation and ability to generate revenue or raise cash as well as quantitative factors.

Net income (loss) and net income attributable to noncontrolling interests, page 70

29. Please expand your disclosure, where appropriate, to discuss the noncontrolling interests mentioned on page 70 and throughout the filing.

Liquidity and Capital Resources, Years Ended December 31, 2008, 2007 and 2006, page 75

30. We note the following statement on page 77: "Due to our liquid-asset position and ability to generate cash flows from operations, we believe that our resources are sufficient to satisfy our anticipated operational cash requirements." Please revise this statement to indicate how long you believe your resources will satisfy your anticipated cash requirements. Also, please make similar revisions to the same statement on page 78.

Business, page 81

31. Please include a discussion in this section of the filing of the remaining noncontrolling interests in four companies purchased during the nine months ended September 30, 2009, referenced in Note 9 to the condensed combined financial statements on page F-80, if material.

32. Please expand your disclosure to discuss any arrangements you have with your

off-shore service providers.

33. We note your mention of international licenses held by the company on page 86. Please expand your disclosure to discuss these licenses in more detail, namely, to state in what countries the company is licensed to conduct business.

34. We note your discussion of your competitors' rankings in terms of largest providers of title insurance in the United States on page 87. Please revise your disclosure to estimate what ranking the company holds in relation to the named parties.

35. Please revise your disclosure to name the banking subsidiary discussed at the bottom of page 87 and the industrial bank discussed on page 88.

36. We note the following statement on page 90: "Our home warranty business is subject to regulation in some states by insurance authorities and other regulatory entities." Please revise your disclosure to name the "other regulatory entities" to which this statement refers.

Legal Proceedings, page 92

37. Please provide your analysis which led to your determination not to disclose the information specified in Item 103 of Regulation S-K as to the various ongoing lawsuits, investigations and proceedings involving your subsidiaries, title insurance, property and casualty insurance, home warranty, thrift, trust and investment advisory businesses. Your analysis should address qualitative factors such as reputation and ability to generate revenue or raise cash as well as quantitative factors.

Management, page 98

38. Please update the information in the table on page 98 as of the latest practicable date.

Compensation Discussion and Analysis, page 116

39. Please note that your compensation discussion and analysis section should precede the compensation tables starting on page 103 of the filing, as it serves as an introduction to the information in the tables. Please revise the filing accordingly.

40. Please revise your disclosure to identify the outside compensation consultant engaged by First American to aid in compensation decisions.

41. We note the following statement on page 117: "The Committee reviews executive

officer base salaries each year and makes any adjustments it deems necessary based on, among other factors, the overall performance of First American…" Please revise your disclosure to discuss all factors considered by the committee in making adjustments to each named executive officer's base salary for the 2008 fiscal year.

42. Please revise your disclosure to explain why the committee reinstated Mr. Gilmore's base salary to $650,000 on October 6, 2009.

43. Please revise your disclosure to quantify the ISG's specified financial measurements, as discussed on page 119.

44. We note the following statement on page 120: "The award agreements gave the Committee complete discretion to reduce the performance units to any lesser amount and the Committee did elect to make such reductions." Please revise your disclosure to explain why the compensation committee elected to reduce the performance units to be awarded and to what amount the awards were reduced. Also, please explain why you expect the committee to make such a reduction when it determines actual 2009 annual incentive bonus amounts, as mentioned on page 121.

45. Please revise your disclosure to identify the compensation surveys relied on by the committee, as discussed on page 124.

46. Please revise your disclosure to provide the target total compensation opportunities for each named executive officer, as mentioned on page 125.

Security Ownership of First American and FINCO, page 133

47. Please update the information in the tables provided on pages 133 and 134 to include information as of the most recent practicable date.

Description of Capital Stock, page 136

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Bylaws, page 137

48. Please expand your disclosure to discuss the limited circumstances under which stockholders may fill vacancies on the board of directors.

49. Please expand your disclosure to briefly discuss the advance notice procedures established under your bylaws with respect to stockholder proposals and the nomination of candidates for election as directors.

Indemnification of Directors and Officers, page 139

50. Please explain what a director's duty of loyalty is where mentioned on page 139.

51. Please provide a brief description of the indemnification rights authorized by Delaware General Corporation Law, as discussed on page 139.

Notes to Combined Financial Statements

Note 4. Debt and Equity Securities, page F-72

52. We noted that you adopted FSP FAS 115-2 in the first quarter of 2009. Please revise your condensed combined statements of income (loss) for the nine months ended September 30, 2009 accordingly and provide all the disclosures required by FSP FAS 115-2 paragraphs 35-43.

53. Please disclose the nature and type of assets underlying your mortgage-backed securities, for example the types of loans (sub-prime, Alt-A, or home equity lines of credit) and the years of issuance, as well as information about the credit ratings of the securities, including changes or potential changes to those ratings.

54. Provide the disclosure required by ASC Topic 320-10-50-6b regarding the information that you considered in reaching the conclusion that the $49 million of unrealized losses on Non-agency mortgage-backed and asset-backed securities are not other than temporarily at September 30, 2009. Individually significant unrealized losses should not be aggregated.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 or myself at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director